FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on October 4, 2007 announcing Agreement to Purchase a Panamax Drybulk Vessel Expanding Fleet to 15 Vessels

EXHIBIT 1

Euroseas Ltd. Announces Agreement to Purchase a Panamax Drybulk Vessel Expanding Fleet to 15 Vessels

Maroussi, Athens, Greece, October 4, 2007 - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk carriers, container ship and multipurpose vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it has signed a Memorandum of Agreement to purchase the M/V Trust Jakarta, a Panamax drybulk vessel of 64,873 dwt built in 1984 in Japan. The M/V Trust Jakarta was acquired for approximately $28.6 million and comes with a period charter attached until July 2008 at a rate of $35,500 per day. The vessel will be delivered to the Company between October 15 and November 15, 2007 at the sellers option and will be renamed M/V Ioanna P. Following the delivery of the M/V Ioanna P., and the previously acquired M/V Tiger Bridge, approximately 79% of Euroseas total fleet days in the fourth quarter of 2007 and approximately 45% in 2008 will be fixed under period charters, already concluded spot charters, or, otherwise protected from market fluctuations.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to announce that we have agreed to acquire the M/V Ioanna P, our 15th vessel. This will be the seventh vessel to be purchased this year and the fourth since our follow-on equity offering in June 2007.  We have essentially doubled our fleet in less than a year through accretive acquisitions. All of our investments have been carefully selected amongst a multitude of available projects within the dry shipping sector so as to achieve attractive returns for our shareholders. In that respect, the acquisition of M/V Ioanna P follows on the successful precedent of our previous drybulk acquisition of M/V Gregos in February 2007, also a 1984-built vessel, which has provided us with superior returns to-date. We expect that the acquisition of M/V Ioanna P will be accretive to our earnings and cash flow. Based on current charter rates, we expect to recoup this capital investment in less than three years, thus bearing minimal residual value risk as compared to investment in younger vessels.  While we continue to focus on acquisitions of middle age tonnage on the containership front, we firmly believe that in the present high asset value drybulk market, well maintained vessels built in the mid-80s provide the best returns.

Fleet Profile:

The fleet profile of Euroseas after the acquisition of the M/V Ioanna P. and the previously acquired M/V Tiger Bridge will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000 (*)
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
IOANNA P. (EX-TRUST JAKARTA)	Panamax	64,873		1984	TC ‘til Jul-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	TC ‘ Nov -07	$21,300
GREGOS	Handysize	38,691		1984	Spot	$43,250
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
TIGER BRIDGE (EX-CITY OF HAMBURG)	Intermediate	30,400	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	TC ‘til Oct-07	$17,000
JONATHAN P	Handysize	33,667	1,932	1990	TC ‘til Oct-07	$17,000
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-08	$12,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$12,000 ’til Dec-07 $15,800 ’til Feb-09
Total Container Carriers	9	237,783	15,321
Fleet Grand Total	15	537,667	16,271

(*)

“IRINI” is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in two “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately). The rate mentioned above corresponds only to the fixed portion of the vessels employment. The remaining portion earns the market spot rate.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery of the M/V Ioanna P, and the M/V Tiger Bridge the Company will have a fleet of 15 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 2 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 9 container ships will have a cargo capacity of 15,321 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  October 4, 2007

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

     President